August 7, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn: Sarah Sidwell and Erin Purnell

Re:	BRB Foods Inc. Registration Statement on Form S-1 Initially filed January 17, 2024, as amended File No. 333-276557

Ladies and Gentlemen:

Pursuant to Rule 461, as amended, the undersigned, as the representative of the prospective underwriters of the proposed offering by BRB Foods Inc. (the “Company”), hereby join the Company’s request that the effectiveness of the above-referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:00 p.m., Eastern Time, on August 11, 2025, or as soon thereafter as is practicable, or at such other time as the Company or its counsel, Robinson & Cole LLP, may request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated July 17, 2025, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned, as the representative of the prospective underwriters of the proposed offering, advise on behalf of the underwriters that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Alexander Capital L.P.

By:	/s/ Jonathan Gazdak
	Name:	Jonathan Gazdak
	Title:	Managing Director